
ELDORADO GOLD
CORPORATION

02 FEB -1 AM 8:49


02002870

January 8, 2002

SUPPL

Securities & Exchange Commission
Office of International Corp. Finance
450 Fifth Street NW
Washington, DC 20549
USA

12g3-2(b)#82-3578

Dear Sir:

Re: Eldorado Gold Corporation ("the Company")
12g3-2(b)#82-3578

Further to the Company's exemption 12g3-2(b)#82-3578, we enclose a copy of the completed Securities and Exchange Commission Form 6-K and the following documents filed with the regulatory agencies in Canada.

1. News Release – December 3, 2001
2. Material Change Report – December 5, 2001

PROCESSED
FEB 14 2002
THOMSON FINANCIAL

I trust you will find this filing in order.

Yours truly

ELDORADO GOLD CORPORATION

Dawn Moss
~~Corporate Secretary~~

encl.

920 GUINNESS TOWER, 1055 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, CANADA V6E 2E9
TELEPHONE: (604) 687-4018 FAX: (604) 687-4026


ELDORADO GOLD
CORPORATION

NEWS RELEASE

ELD 01-15
December 3, 2001

Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation ("Eldorado", the "Company", or "we") (TSE: "ELD"), is pleased to announce the signing of a Letter Agreement between its wholly owned Brazilian subsidiary, São Bento Mineração S.A. ("São Bento") and Companhia Vale do Rio Doce ("CVRD").

Eldorado and CVRD Establish Agreement on Brumal Project

The Brumal Project is located within the well known Quadrilatero Ferrifero ("Iron Quadrangle") geological region in the Santa Barbara district of Minas Gerais, Brazil. This region has been host to iron and gold production dating back to the 18th century. In recent times production from operations such as Cuiaba, Morro Velho, and the Sao Bento mine have accounted for approximately 40% of Brazil's total gold production. The Company's São Bento Gold Mine ("São Bento") is located 3km northwest of the Brumal Project.

Previous exploration work at Brumal carried out by CVRD included mapping, diamond drilling and metallurgical testwork. Gold mineralization has been identified within a similar geological setting to the São Bento mine. Gold deposits in the area are associated with sulfide replacement of carbonate facies banded ironstone formation (BIF) within a sequence of chloritic and carbonaceous schists. The trend strikes to the northeast and dips to the southeast at 45° sub parallel to the main São Bento BIF that lies approximately 3.5 km to the northwest. (Figure 1). The formation has been isoclinally folded, the folds plunging consistently to the southeast at 45°. Gold mineralization has been traced over a strike length in excess of 600 meters. Oxidation levels vary from 50 to 75 meters from the surface but may reach 100 meters in places. Arsenopyrite is the dominant sulfide mineral with lesser amounts of pyrhotite and pyrite. Metallurgical testwork conducted by CVRD indicates that the ore is non-refractory in nature.

Drilling to date has located the mineralized horizon within the BIF, which has been demonstrated to depths of 500 meters below the surface. The deepest drill hole on the property intersected 13.3 g/t gold over a true width of 3.6 meters, at a depth of 475 meters from the surface (Figure 2(a) & (b)). Three ore horizons similar to São Bento have been recognized close to the upper and lower contacts of the main iron formation. The Company believes the strong similarities between the BIF structure and composition at Brumal and São Bento indicate a potential to host mineralized structures of similar grades to São Bento.

The Letter Agreement signed on November 28, 2001 establishes the fundamental terms of the Option Agreement, which include the following:

1) São Bento will be granted an option to purchase the Brumal property in its entirety following expenditure of US$1,500,000 in a staged work programme to be completed over 2.5 years;

2) Purchase of the property will occur upon successful completion of the US$1.5 million work program through the payment of US$5,000,000 in four installments commencing at the time of exercising the option to purchase and with the final payment coinciding with the second anniversary of commercial production;

3) Gold production at the São Bento mine from the Brumal ore in excess of 500,000 ounces will be subject to a Net Smelter Royalty paid to CVRD according to a graduated scale ranging from 1% at a gold price of less than US$300/oz. to a maximum of 4% at a gold price greater than US$400/oz.;

4) and the intention of both parties to finalize the Option Agreement pertaining to São Bento's right to acquire CVRD's Brumal property.

The Company plans to execute a first phase drill program early in the new year designed to confirm the continuity of mineralization associated with previously drill-tested zones (Figure 3). Follow up drilling will be directed towards further extending, laterally and at depth, known mineralization and completing infill drilling necessary for resource estimation. The Company's initial objective is to validate the target resource necessary to make a production decision based on a shallow reserve accessible by a decline from surface; the Company's present estimation of an initial target is 250,000-500,000 ounces.

The close proximity of the Brumal Project to the São Bento metallurgical plant presents an opportunity for Eldorado to utilize the excess milling capacity available at Sao Bento which is ideally suited for treating Brumal ore. We envision the Brumal Project initially developing through a decline access, as an underground operation, delivering run of mine ore to São Bento supported by the São Bento infrastructure and operating team.

"Accessing the Brumal Project provides an exciting opportunity for Eldorado to profitably leverage our excellent infrastructure and operating team at São Bento. We share the enthusiasm of our São Bento team who, with their particular understanding of this prodigous geological environment, have great expectations for this project. We are particularly pleased to be provided with the opportunity to cooperate with CVRD in order to provide the best opportunity for the realization of value for both of our shareholders through the development of Brumal." commented Paul Wright, President and Chief Executive Officer.

Eldorado has superior gold assets in Brazil and Turkey, two countries with enormous geological potential. In Turkey, we continue to expand our asset base, with a resource of approximately 8.3 million ounces. With our international expertise in mining, finance and project development, the Company is well positioned to grow in value as we create and pursue new opportunities in gold and other resources.

ON BEHALF OF
ELDORADO GOLD CORPORATION

Earl W. Price
Vice President, Finance

This and other news releases complete with graphic attachments, if any, are available at the Company's website (www.eldoradogold.com) or may be acquired by fax or mail upon request
Disclosure documents may also be viewed at www.sedar.com

Certain of the statements made may contain forward-looking statements which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of risk factors and information associated with the Kisladag Property and the Company's

business contained in the Company's Prospectus date February 20, 2001 and Annual Information Form dated September 12, 2001 filed with the securities regulatory authorities.

Eldorado Gold Corporation's shares **(Symbol: ELD)** trade on the Toronto Stock Exchange ("TSE")
The TSE has neither approved nor disapproved the form or content of this release.
Investor Relations Contacts, Mr. Paul Wright, Mr. Earl Price: Tel: (604) 687-4018 *and* 1-888-ELD-8166
Fax: **(604) 687-4026** e-mail: info@eldoradogold.com
www.eldoradogold.com
Suite 920 - 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9

ELDORADO GOLD CORPORATION 

Location Plan & Section



E=658,000
E=660,000
E=662,000
E=664,000
E=666,000
N=7,794,000
N=7,792,000
N=7,790,000
N=7,788,000
N
SAO BENTO
Shaft
BRUMAL
A
A'
Banded iron formations
Sao Bento boundary
Brumal boundary



N 56° W
S 56° E
A
A'
SAO BENTO
BRUMAL
Shaft
Sea Level
ELDORADO
ANGLOGOLD
CVRD

Figure 1

ELDORADO GOLD CORPORATION 

Brumal - Vertical Cross Section

N47° W

S47° E

900

800

700

600

500

400

300

200

PDH

4.34 / 50

F-44

28.62 / 292

8.03 / 135

F-44 (324.74m)

F-46 (324.00m)

5.74 / 70

4.41 / 70

(420.00m)

53.00 / 58

14.50 / 100

4.12 / 78

15.81 / 318

F-64 (680.15m)

Existing drill holes

Proposed drill hole

Banded iron formation

Graphitic chlorite schist

Ultra mafic

5.74 / 70 grams/ton / cm

Figure 2a

ELDORADO GOLD CORPORATION



Brumal - Vertical Cross Section

N47°W

S47°E

900

800

700

600

500

400

300

PDH

5.62 / 277

4.20 / 72

8.47 / 112

106.50 / 45

10.72 / 460

4.48 / 87

5.60 / 61

F-01 (151.75m)

(230.00m)

5.82 / 67

4.04 / 60

4.88 / 70

7.55 / 351

11.73 / 325

F-49 (303.40m)

8.83 / 230

F-42c (490.25m)

Existing drill holes

Proposed drill hole

Banded iron formation

Graphitic chlorite schist

Ultra mafic

5.74 / 70 grams/ton / cm

Figure 2b

ELDORADO GOLD CORPORATION



Brumal - Long section

600 m

EL 800m

EL 700m

EL 600m

EL 500m

EL 400m

EL 300m

Scale

-100 0 100

Known mineralized zones ● Proposed drill holes • Existing drill holes

Figure 3

FORM 27

MATERIAL CHANGE REPORT UNDER

Section 85(1) of the Securities Act (British Columbia)
Section 118(1) of the Securities Act (Alberta)
Section 75(2) of the Securities Act (Ontario)
Under National Policy No. 41 (Manitoba)
Section 73 of the Securities Act (Quebec)
Section 81 of the Securities Act (Nova Scotia)
Section 84(1) Securities Act (Saskatchewan)
Section 76(2) Securities Act (Newfoundland)
Securities Frauds Prevention Act (New Brunswick)
Securities Act (Prince Edward Island)

Reporting Issuer:

Item 1. The name and address of the reporting issuer is:

ELDORADO GOLD CORPORATION (the "Company")
920–1055 West Hastings Street
Vancouver, BC V6E 2E9

Item 2. **Date of Material Change**

December 3, 2001

Item 3. **Press Release**

A Press Release was disseminated by the Company on December 3, 2001, News Release No. 01-15 to The Toronto Stock Exchange and through approved public media.

Item 4. **Summary of Material Change**

Eldorado Gold Corporation (the "Company") announces the signing of a Letter Agreement between the Company's wholly owned Brazilian subsidiary, São Bento Mineracao S.A. ("São Bento") and Companhia Vale do Rio Doce ("CVRD") on the Brumal Project.

Item 5. **Full Description of Material Change**

The Brumal Project is located within the well known Quadrilatero Ferrifero ("Iron Quadrangle") geological region in the Santa Barbara district of Minas Gerais, Brazil. This region has been host to iron and gold production dating back to the 18th century. In recent times production from operations such as Cuiaba, Morro Velho, and the Sao Bento mine have accounted for approximately 40% of

Brazil's total gold production. The Company's São Bento Gold Mine ("São Bento") is located 3km northwest of the Brumal Project.

Previous exploration work at Brumal carried out by CVRD included mapping, diamond drilling and metallurgical testwork. Gold mineralization has been identified within a similar geological setting to the São Bento mine. Gold deposits in the area are associated with sulfide replacement of carbonate facies banded ironstone formation (BIF) within a sequence of chloritic and carbonaceous schists. The trend strikes to the northeast and dips to the southeast at 45° sub parallel to the main São Bento BIF that lies approximately 3.5 km to the northwest. (Figure 1). The formation has been isoclinally folded, the folds plunging consistently to the southeast at 45°. Gold mineralization has been traced over a strike length in excess of 600 meters. Oxidation levels vary from 50 to 75 meters from the surface but may reach 100 meters in places. Arsenopyrite is the dominant sulfide mineral with lesser amounts of pyrhotite and pyrite. Metallurgical testwork conducted by CVRD indicates that the ore is non-refractory in nature.

Drilling to date has located the mineralized horizon within the BIF, which has been demonstrated to depths of 500 meters below the surface. The deepest drill hole on the property intersected 13.3 g/t gold over a true width of 3.6 meters, at a depth of 475 meters from the surface (Figure 2(a) & (b)). Three ore horizons similar to São Bento have been recognized close to the upper and lower contacts of the main iron formation. The Company believes the strong similarities between the BIF structure and composition at Brumal and São Bento indicate a potential to host mineralized structures of similar grades to São Bento.

The Letter Agreement signed on November 28, 2001 establishes the fundamental terms of the Option Agreement, which include the following:

1) São Bento will be granted an option to purchase the Brumal property in its entirety following expenditure of US$1,500,000 in a staged work programme to be completed over 2.5 years;

2) Purchase of the property will occur upon successful completion of the US$1.5 million work program through the payment of US$5,000,000 in four installments commencing at the time of exercising the option to purchase and with the final payment coinciding with the second anniversary of commercial production;

3) Gold production at the São Bento mine from the Brumal ore in excess of 500,000 ounces will be subject to a Net Smelter Royalty paid to CVRD according to a graduated scale ranging from 1% at a gold price of less than US$300/oz. to a maximum of 4% at a gold price greater than US$400/oz.;

4) and the intention of both parties to finalize the Option Agreement pertaining t to São Bento's right to acquire CVRD's Brumal property.

The Company plans to execute a first phase drill program early in the new year designed to confirm the continuity of mineralization associated with previously

drill-tested zones (Figure 3). Follow up drilling will be directed towards further extending, laterally and at depth, known mineralization and completing infill drilling necessary for resource estimation. The Company's initial objective is to validate the target resource necessary to make a production decision based on a shallow reserve accessible by a decline from surface; the Company's present estimation of an initial target is 250,000-500,000 ounces.

The close proximity of the Brumal Project to the São Bento metallurgical plant presents an opportunity for Eldorado to utilize the excess milling capacity available at Sao Bento which is ideally suited for treating Brumal ore. We envision the Brumal Project initially developing through a decline access, as an underground operation, delivering run of mine ore to São Bento supported by the São Bento infrastructure and operating team.

"Accessing the Brumal Project provides an exciting opportunity for Eldorado to profitably leverage our excellent infrastructure and operating team at São Bento. We share the enthusiasm of our São Bento team who, with their particular understanding of this prodigous geological environment, have great expectations for this project. We are particularly pleased to be provided with the opportunity to cooperate with CVRD in order to provide the best opportunity for the realization of value for both of our shareholders through the development of Brumal." commented Paul Wright, President and Chief Executive Officer.

Eldorado has superior gold assets in Brazil and Turkey, two countries with enormous geological potential. In Turkey, we continue to expand our asset base, with a resource of approximately 8.3 million ounces. With our international expertise in mining, finance and project development, the Company is well positioned to grow in value as we create and pursue new opportunities in gold and other resources.

Item 6. Confidential Reports

This item is not being filed on a confidential basis.

Item 7. **Reliance on Section 85(2) of the Act**

Not applicable.

Item 8. **Omitted Information:**

Not applicable.

Item 9. **Senior Officers:**

Earl W. Price
Vice President, Finance
Telephone: (604) 687-4018

Item 10. **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred herein.

DATED at Vancouver, British Columbia, this 5th day of December, 2001.

ELDORADO GOLD CORPORATION

By: ______________________

Name: Earl W. Price
Title: Vice President, Finance

ELDORADO GOLD CORPORATION 

Location Plan & Section



E=658,000
E=660,000
E=662,000
E=664,000
E=666,000
N=7,794,000
N=7,792,000
N=7,790,000
N=7,788,000
N
SAO BENTO
Shaft
A
BRUMAL
A'
Banded iron formations
Sao Bento boundary
Brumal boundary



N 56° W
S 56° E
A
A'
SAO BENTO
BRUMAL
Shaft
Sea Level
ELDORADO
ANGLOGOLD
CVRD

Figure 1

ELDORADO GOLD CORPORATION



Brumal - Vertical Cross Section

N47° W

S47° E

900

800

700

600

500

400

300

200

PDH

4.34
50

F-44

28.62
292

8.03
135

F-44 (324.74m)

F-46 (324.00m)

5.74
70

4.41
70

(574.40m)

(420.00m)

53.00
58

14.50
100

4.12
78

15.81
318

F-64 (680.15m)

Existing drill holes

Proposed drill hole

Banded iron formation

Graphitic chlorite schist

Ultra mafic

5.74
70

grams/ton / cm

Figure 2a

ELDORADO GOLD CORPORATION 

Brumal - Vertical Cross Section

N47°W

S47°E

900

800

700

600

500

400

300

PDH

5.62 / 277

4.20 / 72

8.47 / 112

106.50 / 45

10.72 / 460

4.48 / 87

5.60 / 61

F-01 (151.75m)

(230.00m)

F-49 (303.40m)

5.82 / 67

4.04 / 60

4.88 / 70

7.55 / 351

11.73 / 325

8.83 / 230

F-42c (490.25m)

Existing drill holes

Proposed drill hole

Banded iron formation

Graphitic chlorite schist

Ultra mafic

5.74 / 70 grams/ton / cm

Figure 2b

ELDORADO GOLD CORPORATION



Brumal - Long section

600 m
EL 800m
EL 700m
EL 600m
EL 500m
EL 400m
EL 300m
Scale
-100
0
100
Known mineralized zones
Proposed drill holes
Existing drill holes

Figure 3